Mail Stop 3561

May 3, 2007

Don A. Turkleson, Chief Financial Officer
Sabine Pass LNG, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

> **Re:** **Sabine Pass LNG, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 24, 2007**
> **File No. 333-138916**

Dear Mr. Turkleson:

We have reviewed your filing and have the following comments.

Certain Relationships and Related Transactions, page 77

1. We note your response to comment 1 in our letter dated April 16, 2007. We reissue our prior comment in part. Please provide the disclosure required by Item 404(b)(1)(iv) of Regulation S-K.

Balance Sheets, page F-3

2. We note your response to comment 3 in our letter dated April 16, 2007. We understand the $335 million in restricted cash is reserved for interest payments from 2007 through 2009 and not for the purpose of making principal payments on the senior secured notes. Please note that footnote 1 in paragraph 6 of the ARB

states that funds for the liquidation of long-term debt, sinking funds and for similar purposes should be excluded from current assets. Given the present intent and ability to disburse a portion of the cash reserve account in 2008 and 2009 we would view the restricted cash to be used "for similar purposes" as described in the ARB. Please advise or revise the financial statements to present funds set aside for non-current interest payments as non-current assets.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
       Andrews Kurth LLP
       (713) 220-4285